SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH November, 2010
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAMM4 NÍVEL 2 BM&FBOVESPA

TAM LISTED NYSE

3Q10

Results Release

Teleconferences

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November 16, 2010
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November 16, 2010
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TAM

A STAR ALLIANCE MEMBER

We recorded the highest EBIT margin over the last 15 quarters

Adjusted EBIT margin was 9.9%

São Paulo, November 16, 2010 – (BM&FBOVESPA: TAMM4, NYSE: TAM) We present our results for the third quarter of 2010 (3Q10). The operating and financial information, except when indicated otherwise, are presented based on consolidated number and in Reais (R$), according to the international accounting principles, IFRS (International Financing Reporting Standards – issued by IASB).

Highlights

Retail project

The third quarters 2010 results confirm the success of our winning strategy, where we offer ideal products for each type of customer. We offer tickets at a fair price for executives who need to perform their journeys at peak hours as well as more affordable tickets to price sensitive passengers.

In the chart we can see that our domestic load factor increased considerably during the whole day, but the highlight is the increase at off-peak hours, which is in line with our strategy of bringing price sensitive passengers who fly mostly by leisure purposes, to fly with us. Thus, we stimulate the market demand and improve our results through marginal revenue, since we have already the capacity installed at these periods. We believe that offering these products we do not cannibalize demand from peak hours, because each product has its advantages and fits its specific customers.

Through our marketing approach with the public, we continued increasing the share of sales in the direct channels, where there are no commercial costs, and this increase occurred mainly through our website. We can mention some factors that make the website an important and strategic tool: (i) it is the sales channel with lower operating costs; (ii) is an important consultation tool for price sensitive passengers; (iii) through the website the fare bundles may be chosen, driving passengers to the most convenient fare; and (iv) assists passengers with flexible travel dates to find the cheapest tickets. We will always continue to improve the website and create new features, making this channel more attractive and efficient.

The increasingly accessible seats offer is only possible through our strict cost control and operating efficiency. Therefore we may always record healthy and sustainable margins as those achieved during the third quarter of 2010.

About the project:

Last August we launched our new retail project, including selling tickets at Casas Bahia, new products, advertising campaign with the singer Ivete Sangalo and other actions aimed to encourage the use of air transport. With this new project we launched the signature of the campaign "You'll go and go by TAM”. The campaign includes a media set that will be displayed for 18 months, with the target of having a more consistent and enduring presence in the media.

The project’s objective is to work strategically with clients who travel mainly by leisure purposes. We understand this is a public with great potential, as the Brazilian middle class has grown considerably in recent years and should continue growing. In Brazil, a large amount of people do not live at their home States and travel long distances by bus just because they are not aware that air travel has become more accessible.

We want to remain favorite airline for business travelers, but also want to conquest all customers, making air travel increasingly accessible to the whole Brazilian population.

LATAM

In August 13, we signed a non-binding Memorandum of Understanding (MOU) with LAN Airlines that outlines the intention to combine the holdings under a single parent entity to be known as LATAM Airlines Group S.A., In line with the transaction, LAN Airlines S.A. will be renamed to LATAM Airlines Group S.A., a holding company that will align the activities of all the holdings of the group. TAM shareholders will receive for each TAM’s share the equivalent to 0.90 LATAM’s common share. LATAM will have BDRs listed and negotiated at BM&Fbovespa, the São Paulo Stock Exchange, besides the shares already listed and negotiated in the Chile stock exchange and the ADRs listed and negotiated at the New York Stock Exchange (NYSE).

The business combination requires compliance with several steps and approvals. In September we completed the due diligence and on October 20 we presented to the Brazilian authority - ANAC (National Agency of Civil Aviation) the final transaction structure. We are confident and believe that the whole process can be completed in the second quarter of 2011.

Products and Services

As part of our commitment to always offer the best service to our customers, we launched in August the fourth category of TAM’s Loyalty Program. Passengers who accumulate 150 thousand points on flights will become part of the TAM Fidelidade Black class, which besides the benefits of the red class, offers check-in and boarding priority and a hotline 0800 for special service.

We started to offer the Comfort Seat on all international flights to South America and also in national flights departing from Guarulhos airport to the cities of Curitiba, Florianopolis, Porto Alegre, Natal, Brasília and Fortaleza, in addition to long-haul flights, where the product was already offered. We also increased the product’s options of the Duty Free on board service and launched the Giro TAM, a new product that allows passengers to make up to three stops, in addition to the final destination in one single trip.

We are the first airline of the Americas to provide mobile phone service on board. The service that was implemented through a pioneering partnership with OnAir is now available to passengers traveling aboard our Airbus A321 operating the routes between Guarulhos, Recife, Natal, Fortaleza and Porto Alegre. Using OnAir’s service, passengers can make phone calls, send text messages and e-mails, and access the Internet through GPRS networks from their own GSM handsets.

We strengthened our relationship with the Japanese Airline ANA (All Nippon), a Star Alliance member, through a new code share agreement. The partnership connects South America to Asia with daily flights between Tokyo and São Paulo via London.

We implemented a pilot project in the Ribeirão Preto and São José do Rio Preto airports, in São Paulo, allowing passengers to check-in without paper. Such measure – together with other measures as the use of biodegradable materials, ultralight containers and the biofuel research adopted by TAM - is included in our wide strategy with several initiatives in the sustainability field. This also provides a more dynamic and practical routine to our passengers.

Business market

We lead the domestic and international market for business travels according to data released by the Brazilian Association of Corporate Travel Agencies (Abracorp). We were responsible for 47% of domestic sales, in the first half of 2010, by the 27 agencies associated to the entity. Star Alliance was the first with 43% market share in the alliances ranking.

Cost Reduction

Focused on our commitment to reduce costs, we implemented a new version of the AIMS software (Airline Information Management System), used to arrange the scale of the flight crew, increasing accuracy and productivity and reducing costs.

Since October 1st we implemented in every assisted sale of international tickets a new compensation methodology that shows individually the price of the ticket and the corresponding travel agent compensation. Similar to the one used since 2008 in domestic ticket sales, this methodology results in greater transparency to the client. The value of service provided by every assisted sale in Brazil is now paid directly by the passenger on international ticket’s emission in the proportion of a maximum of 7% of the fare, with a minimum of R$ 30.00. This is a global standard model for the compensation of travel agents, adapted to the country’s laws.

Additional Tariff

On September of 2010 the Superior Court of Justice confirmed the decision that definitively releases the Company from paying the additional tariff, calculated at 1% of the fare for all regular domestic tickets sold. In the light of such event, we reverted the accounting provision thereof on R$ 585.9 million, related to the period from June 2001 up to August 2010. This caused a positive impact on the net income; however, without cash gains. (Please see impacts detail in the "Management Report" as of page 9)

Pantanal Airlines

Pantanal has expanded its network with new flights to Uberaba and Uberlândia in Minas Gerais, increasing to 19 the number of cities served in Brazil.

We started a communication plan to broadcast the new visual identity of Pantanal and the company's new network. The communication plan includes print media, radio and internet released nationally and in the press of the main cities where Pantanal operates.

Multiplus Fidelidade

Multiplus continues to work on establishing a range of partnerships to expand options for earning and redeeming points for the network customers.

Recently we initiated three new partnerships: (i) with Redecard, to check the balance of points, as well as earn or redeem points when purchasing on Multiplus’ merchant partners via Redecard’s POS equipment, (ii) with Editora Globo, participants can earn and redeem points signing up for annual magazine subscriptions and (iii) with SKY, pay-TV operator, the ninth company to join the coalition partnerships group.

Currently, the 7.6 million members can earn points with 133 partner merchants in nearly 10,500 establishments in a variety of sectors.

The third quarter results of Multiplus S.A. are available at www.multiplusfidelidade.com.br/ir .

MRO

Our Maintenance, Repair and Overhaul (MRO) facility, won the "Best Maintenance Center" of the XII Aviation Aero Magazine award, organized by Spring Publishing Company.

Moreover, we achieved the registration renewal by the Federal Aviation Administration (FAA) to perform maintenance services on aircraft registered in the United States. The FAR 145 certification, which is valid until 2011, authorizes the MRO to perform all major scheduled maintenance activities (C and D checks) and the review of various aircraft components.

TAM Cargo

In October, our cargo unit celebrated 14 years. The company, which began as TAM Express, today have a great challenge: to maintain the first place in the air cargo market, with reliability, security, speed and efficiency. The year 2010 has been a success for the unit as improving levels of service in domestic and international segments.

Since August 2008, our cargo unit uses ultralite containers - 21 kilos lighter than traditional containers - on all routes operated with aircraft equipped with pallets. With this initiative we did not launch into the atmosphere 18.8 tonnes of CO2 only considering the month of August, as a result of our efforts to reduce gas emissions and thus contribute to environmental preservation.

TAM Vacations

On October 6, our tour operator has completed 12 years with good reasons to celebrate. Betting on growth, TAM Vacations began the franchise model this year. The current 72 stores managed by sales representatives, are passing through the migration process to the new model.

In October, we held the first convention designed to meet the franchisees; the event was proposed to define the targets for 2011, present the tools provided by TAM Vacations to its franchisees and also provide them with guidance on the use of the brand. By the end of 2011, the target is to have 200 TAM Vacations franchises units.

Awards

For the fourth consecutive year, we won the top prize of brands awareness of Datafolha Institute, the Folha Top of Mind. We were the airline most remembered by Brazilians with 39% of votes.

We received for the second consecutive year, the prize of most admired airline in the country conducted by the Carta Capital magazine. In the ranking that involves all sectors, we were among the 14 most admired companies in Brazil.

TAM Nas Nuvens was nominated the best onboard magazine worldwide. Our onboard magazine received the Passenger Choice Awards, the most important and traditional prize of the global aviation, organized by APEX (Airline Passenger Experience Association) - an entity that gathers the largest airlines in the world.

The Red Report, our international onboard magazine, won the 2010 CET Journalism Contest conducted by the European Commission for Tourism in Latin America in the categories of Best Feature of print magazine and photographic work.

We are the largest company in the Logistics and Transportation sector in net revenue in the Ranking Valor 1000, published by the newspaper Valor Economico. Among the one thousand companies in all industries studied, we reached the 20th place in largest net profit. In the overall ranking, prepared by the analysis of net revenues from companies in all segments, we are in placed in 23, the same as in 2008.

Others

We expanded our operations in Argentina, exceeding the mark of 57 thousand passengers boarded in July 2010, the number represents an 85% increase compared to July 2009. Furthermore, we have a new daily flight between Porto Alegre and Aeroparque, the Buenos Aires central airport.

We received in the end of October a new A320, totaling 150 aircraft operating in our network. Thus, our passenger’s aircraft fleet reaches the Brazilian aviation industry record, because no other airline in the country reached this size of passenger’s aircraft fleet.

Capital Increase (Subsequent Event)

On November 5th, 2010, our Board of Directors approved and ratified the capital increase in the amount of R$144,395,450.00, by the issuance of 5,621,634 new common shares at the price of $ 25.69 per common share. The issued shares started to be negotiated at BM&FBOVESPA as of November 8th, 2010.

Market

	3Q10	3Q09	3Q10 vs 3Q09	2Q10	3Q10 vs 2Q10	Jan-Sep 2010	Jan-Sep 2009	Variation
Domestic Market
Industry
ASK (million)	25,759	21,547	19.5%	23,794	8.3%	73,309	61,328	19.5%
RPK (million)	18,440	14,515	27.0%	15,034	22.7%	50,493	39,638	27.4%
Load Factor (%)	71.6	67.4	4.2 p.p.	63.2	8.4 p.p.	68.9	64.6	4.2 p.p.

International Market
Industry
ASK (million)	8,421	7,548	11.6%	7,605	10.7%	23,666	22,711	4.2%
RPK (million)	6,845	5,353	27.9%	5,637	21.4%	18,300	15,453	18.4%
Load Factor (%)	81.3	70.9	10.4 p.p.	74.1	7.2 p.p.	77.3	68.0	9.3 p.p.

Domestic Market

The domestic market presented a supply growth (ASK) of 19.5%, when comparing 3Q10 to 3Q09 and 27.0% growth in demand (RPK) in the same period. Due to these factors, the load factor of the industry increased 4.2 percentage points to 71.6% in 3Q10 versus 67.4% in 3Q09.

In terms of demand, the third quarter is historically marked by the high season with school vacations in July, which has largest participation of passengers flying by leisure purposes, on the other hand, in August and September we are used to see the return of the business passengers reducing the load factors. This year, the traditional reduction of leisure passengers in August and September did not occur, resulting in a higher load factor than the same period last year.

International Market

The international market presented an increase in supply (ASK) by 11.6% comparing 3Q10 with 3Q09, and a 27.9% growth in demand (RPK) comparing with the same period. These factors led to a significant elevation in the load factor by 10.4 percentage points, from 70.9% to 81.3%, in 3Q09 and 3Q10, respectively.

We continue to observe strong demand from Brazilians travelling abroad, encouraged by the appreciation of the real against the dollar and the euro. The demand of foreigners coming to Brazil also remained strong, driven by the global economy. As a result, we recorded in 3Q10 the highest quarterly load factor rates in our history.

Financial Results

In the tables below all the values shown are in conformity with international accounting principles, IFRS and were originally calculated in real and are stated in millions and cents. Therefore, (i) the results of the sum and division of some figures in the tables may not correspond to the totals shown in the same due to rounding; (ii) the outcome of the percentage changes may diverge demonstrated.

Main Financial and Operational Indicators

(In Reais, except when indicated otherwise)	3Q10	3Q09	3Q10 vs 3Q09	2Q10	3Q10 vs 2Q10	Jan-Sep 2010	Jan-Sep 2010	Variation
Operational Revenue (million)	2,938.8	2,381.2	23.4%	2,611.4	12.5%	8,154.1	7,268.5	12.2%
Total Operating Expenses (million)	2,248.3	2,325.4	-3.3%	2,578.8	-12.8%	7,334.7	7,237.9	1.3%
Adjusted Operational Revenue (million)	2,898.9	2,381.2	21.7%	2,611.4	11.0%	8,114.2	7,268.5	11.6%
Adjusted Total Operating Expenses (million)	2,613.2	2,325.4	12.4%	2,578.8	1.3%	7,699.5	7,237.9	6.4%
EBIT (million)	690.5	55.8	1,137.0%	32.7	2,012.2%	819.4	30.7	2,570.5%
EBIT Margin %	23.5	2.3	21.2 p.p.	1.3	22.2 p.p.	10.0	0.4	9.6 p.p.
Adjusted EBIT (million)	285.7	55.8	411.9%	32.7	774.1%	414.7	30.7	1,251.4%
Adjusted EBIT Margin %	9.9	2.3	7.5 p.p.	1.3	8.6 p.p.	5.1	0.4	4.7 p.p.
EBITDA (million)	857.5	218.7	292.1%	168.1	410.0%	1,282.4	550.3	133.0%
EBITDA Margin %	29.2	9.2	20.0 p.p.	6.4	22.7 p.p.	15.7	7.6	8.2 p.p.
Adjusted EBITDA (million)	452.7	218.7	107.0%	168.1	169.3%	877.6	550.3	59.5%
Adjusted EBITDA Margin %	15.4	9.2	6.2 p.p.	6.4	9.0 p.p.	10.8	7.6	3.2 p.p.
EBITDAR (million)	975.2	347.9	180.3%	289.2	237.2%	1,640.7	988.7	65.9%
EBITDAR Margin %	33.2	14.6	18.6 p.p.	11.1	22.1 p.p.	20.1	13.6	6.5 p.p.
Adjusted EBITDAR (million)	570.4	347.9	63.9%	289.2	20.3%	1,236.0	988.7	25.0%
Adjusted EBITDAR Margin %	19.4	14.6	4.8 p.p.	11.1	0.3 p.p.	150.8	13.6	137.2 p.p.
Net Income (million)	740.0	228.4	224.0%	(154.1)	-	527.4	787.0	-33.0%
Adjusted Net Income (million)	300.5	228.4	31.6%	(154.1)	-	87.8	787.0	-88.8%
Earnings per share (reais)	4.9	1.5	223.6%	(1.0)	-	3.5	5.2	-33.1%
Earnings per share adjusted (reais)	2.0	1.5	31.4%	(1.0)	-	0.6	5.2	-88.9%
Adjusted Total RASK (cents)[1]	15.7	14.8	6.3%	15.4	2.3%	15.5	15.2	2.3%
Adjusted Domestic RASK (cents)	12.4	13.0	-5.0%	13.0	-4.7%	12.6	13.4	-5.5%
International RASK (cents)	12.6	10.1	24.8%	11.1	13.7%	12.0	10.5	14.6%
International RASK (USD cents)	7.2	5.4	33.1%	6.2	16.5%	6.8	5.0	34.1%
Total Yield (cents)[1]	21.8	22.1	-1.2%	23.9	-9.0%	22.5	23.4	-3.8%
Domestic Yield (cents)	18.6	20.7	-10.2%	22.5	-17.7%	20.0	22.1	-9.3%
International Yield (cents)	15.2	13.6	11.7%	14.5	4.9%	15.3	14.7	4.0%
International Yield (USD cents)	8.7	7.3	19.2%	8.1	7.5%	8.6	7.1	21.6%
Load Factor %	75.2	69.7	5.5 p.p.	67.1	8.1 p.p.	71.5	67.1	4.4 p.p.
Domestic Load Factor %	70.3	66.6	3.7 p.p.	61.2	9.1 p.p.	67.0	64.2	2.8 p.p.
International Load Factor %	82.7	74.1	8.7 p.p.	76.4	6.4 p.p.	78.7	71.4	7.3 p.p.
Adjusted CASK (cents)	14.2	14.5	-1.9%	15.2	-6.6%	14.7	15.1	-2.6%
Adjusted CASK excluding fuel (cents)	9.4	10.1	-6.6%	10.2	-7.5%	9.9	10.9	-9.1%
Adjusted CASK USD (cents)	8.1	7.8	4.6%	8.5	-4.3%	8.3	7.2	14.0%
Adjusted CASK USD excluding fuel (cents)	5.4	5.4	-0.4%	5.7	-5.2%	5.6	5.2	6.4%

Note 1: RASK is net of taxes and Yield is gross of taxes

Note 2: Adjusted values excluding the effect of the additional tariff reversal

1 Includes revenues from flights, cargo and others

Income Statement

(In millions of Reais)	3Q10	3Q09	3Q10 vs 3Q09	2Q10	3Q10 vs 2Q10	Jan-Sep 2010	Jan-Sep 2009	Variation
Operational Revenue	3,014.5	2,470.1	22.0%	2,726.0	10.6%	8,449.1	7,544.6	12.0%
Pax Revenue	2,369.0	1,970.5	20.2%	2,160.0	9.7%	6,741.6	6,080.1	10.9%
Domestic	1,465.7	1,307.0	12.1%	1,427.9	2.6%	4,290.3	4,035.8	6.3%
International	903.4	663.5	36.2%	732.2	23.4%	2,451.3	2,044.2	19.9%
Cargo	276.2	238.1	16.0%	284.8	-3.0%	816.9	661.3	23.5%
Domestic	128.3	113.7	12.9%	127.1	1.0%	371.0	321.6	15.4%
International	147.8	124.4	18.9%	157.6	-6.2%	445.9	339.7	31.2%
Other operating revenue	369.3	261.6	41.2%	281.2	31.3%	890.6	803.1	10.9%
Loyalty Program	58.6	116.2	-49.6%	108.1	-45.8%	301.3	425.3	-29.2%
Travel and tourism agencies	14.3	12.1	18.1%	14.5	-1.2%	41.7	46.8	-10.7%
Others (includes Multiplus and expired tickets)	296.4	133.2	122.5%	158.6	86.9%	547.6	331.1	65.4%
Sales deductions and taxes	(75.7)	(89.0)	-14.9%	(114.5)	-	(295.0)	(276.1)	6.8%
Net Operational Revenue	2,938.8	2,381.2	23.4%	2,611.4	12.5%	8,154.1	7,268.5	12.2%

Operational Expenses
Fuel	(875.1)	(701.3)	24.8%	(847.0)	3.3%	(2,516.9)	(2,016.3)	24.8%
Marketing and related expenses	(231.6)	(198.0)	17.0%	(225.6)	2.6%	(669.5)	(602.9)	11.0%
Leasing of aircraft, engines and equipment under operating leases	(117.7)	(129.3)	-8.9%	(121.1)	-2.8%	(358.3)	(438.3)	-18.3%
Personnel	(577.1)	(485.5)	18.9%	(534.7)	7.9%	(1,650.1)	(1,513.1)	9.1%
Maintenance and reviews (excluding personnel)	(132.8)	(139.5)	-4.8%	(172.2)	-22.9%	(459.1)	(538.4)	-14.7%
Third party services	(193.6)	(175.6)	10.2%	(193.0)	0.3%	(582.0)	(565.1)	3.0%
Landing, take-off and navigation charges	(150.4)	(142.8)	5.3%	(140.2)	7.3%	(436.9)	(444.5)	-1.7%
Depreciation and amortization	(167.0)	(162.9)	2.5%	(135.4)	23.3%	(463.0)	(519.7)	-10.9%
Aircraft insurance	(13.1)	(15.9)	-17.7%	(13.2)	-0.8%	(39.4)	(47.7)	-17.4%
Reversal of additional tariff	364.9	0.0	0.0%	0.0	-	364.9	0.0	-
Other	(154.8)	(174.7)	-11.4%	(196.5)	-21.2%	(524.3)	(551.9)	-5.0%
Total of operational expenses	(2,248.3)	(2,325.4)	-3.3%	(2,578.8)	-12.8%	(7,334.7)	(7,237.9)	1.3%

EBIT	690.5	55.8	1,137.0%	32.7	2,012.2%	819.4	30.7	2,570.5%
Movements in fair value of fuel derivatives	12.7	2.9	333.5%	(57.2)	-	(33.9)	251.7	-
Gains (losses) on aircraft revaluation recognized in the income statement	-	(155.4)	-	-	-	-	(445.6)	-

Operating Profit (loss)	703.2	(96.6)	-	(24.5)	-	785.6	(163.3)	-
Financial income	652.2	670.5	-2.7%	353.1	84.7%	1,521.6	2,162.5	-29.6%
Financial expense	(207.4)	(271.3)	-23.6%	(507.1)	59.1%	(1,414.8)	(819.4)	72.7%
Income (loss) before income tax and social contribution	1,148.0	302.6	279.3%	(178.5)	-	892.4	1,179.8	-24.4%
Income tax and social contribution	(396.0)	(74.0)	434.9%	30.5	-	(345.1)	(391.3)	-11.8%
Income (loss) before non-controlling interest	752.0	228.6	228.9%	(148.0)	-	547.2	788.5	-30.6%
Non-controlling interest	(12.0)	(0.2)	5855.2%	(6.1)	95.4%	(19.9)	(1.5)	1270.2%

Net Income	740.0	228.4	224.0%	(154.1)	-	527.4	787.0	-33.0%

Main Revenue and Expenses per ASK

(In Reais cents per ASK)	3Q10	3Q09	3Q10 vs 3Q09	2Q10	3Q10 vs 2Q10	Jan-Sep 2010	Jan-Sep 2009	Variation
Operational Revenue	16.37	15.37	6.5%	16.06	1.9%	16.13	15.73	2.6%
Pax Revenue	12.86	12.26	4.9%	12.72	1.1%	12.87	12.67	1.6%
Cargo	1.50	1.48	1.3%	1.68	-10.6%	1.56	1.38	13.1%
Other operating sales and/or services revenue	2.01	1.63	23.2%	1.66	21.1%	1.70	1.67	1.6%
Sales deductions and taxes*	(0.63)	(0.55)	13.4%	(0.67)	-7.0%	(0.64)	(0.58)	11.1%
Net Operational Revenue (RASK)*	15.74	14.81	6.3%	15.38	2.3%	15.49	15.15	2.3%

Operational Expenses
Fuel	(4.75)	(4.36)	8.9%	(4.99)	-4.8%	(4.81)	(4.20)	14.3%
Selling and marketing expenses	(1.26)	(1.23)	2.1%	(1.33)	-5.4%	(1.28)	(1.26)	1.7%
Aircraft, engine and equipment leasing	(0.64)	(0.80)	-20.5%	(0.71)	-10.4%	(0.68)	(0.91)	-25.1%
Personnel	(3.13)	(3.02)	3.7%	(3.15)	-0.5%	(3.15)	(3.15)	-0.1%
Maintenance and reviews (except personnel)	(0.72)	(0.87)	-16.9%	(1.01)	-28.9%	(0.88)	(1.12)	-21.9%
Outsourced services	(1.05)	(1.09)	-3.8%	(1.14)	-7.5%	(1.11)	(1.18)	-5.7%
Landing, take-off and navigation charges	(0.82)	(0.89)	-8.1%	(0.83)	-1.1%	(0.83)	(0.93)	-10.0%
Depreciation and amortization	(0.91)	(1.01)	-10.5%	(0.80)	13.6%	(0.88)	(1.08)	-18.4%
Aircraft insurance	(0.07)	(0.10)	-28.1%	(0.08)	-8.6%	(0.08)	(0.10)	-24.3%
Other	(0.84)	(1.09)	-22.6%	(1.16)	-27.4%	(1.00)	(1.15)	-13.0%
Total of operational expenses (CASK)*	(14.19)	(14.46)	-1.9%	(15.19)	-6.6%	(14.70)	(15.09)	-2.6%

Spread (RASK - CASK)	1.55	0.35	346.8%	0.19	705.8%	0.79	0.06	1,137.9%

* Adjusted values excluding the effect of the additional tariff reversion for 3Q10 and YTD Jan-Sep 2010

Management Report

Gross Revenue

Increase of 22,0% in 3Q10 compared to 3Q09, reaching R$ 3,014.5 million, due to:

Domestic Revenue

Increase of 12.1% to R$ 1,465.7 million due to the increase in demand in RPKs by 24.9%, partially offset by the reduction of 10.2% in the yield. Our supply in ASKs increased 18.4%, driving our load factor to grow 3.7 percentage points to 70.3%. As a result of these factors, our adjusted RASK (excluding the effects of R$ 40 million of the additional tariff’s reversion in this line) reduced by 5.0% to R$ 12.4 cents. The yield reduction in the domestic market reflects the increase of leisure passengers, diluting the total yield of the system, since leisure passengers fly at off-peak hours and buy tickets in advance paying a lower fare. Other factors are the impact of the stage length’s increase, contributing with the yield dilution, and the new Pantanal’s network, which is in maturation period and stimulates the demand through lower fares.

Another important factor planned by the company, which contributes to the dilution of the yield is due to a campaign that allowed promotional redemptions on tickets for domestic flights for just 4,000 points. This campaign was approved by the Loyalty Committee (Multiplus and TAM Airlines) at a meeting held in July, with the objective of generating mutual benefits. The benefits for the airline come from driving redemption tickets using loyalty program points to off peak flights, increasing the availability of seats during peak hours for paying passengers.

International Revenue

Increase of 36.2% to R$ 903.4 million due to an increase in yield in dollar by 19.2%, while the yield in reais raised 11.7%. The increase of demand by 21.9%, combined to 9.1% in supply, raised our load factor rates by 8.7 percentage points to 82.7%, the highest quarter in our history. As a result our RASK in dollars raised 33.1%, while in reais the increase was of 24.8%. We continued to observe strong demand of Brazilians going abroad, encouraged by the appreciation of the real. The demand of foreigners coming to Brazil also remains strong, driven by the global economy recovery.

Cargo Revenue

Increase of 16.0%, reaching R$ 276.2 million, as a result of 12.9% increase in the domestic revenue and 18.9% in the international revenue, despite the appreciation of the real by 6.2% in the average of the quarter comparing with the same period last year. The recovery from previous year has become less expressive due to the increasingly stronger comparison basis, signaling the end of the crisis period from the third quarter of 2009. We continue to strengthen our position in both international and domestic markets, increasing our distribution partnerships and consequently our transported volumes. In relation to 2Q10, we presented a slight reduction in the international market, because August is a holiday month in Europe, which makes industrial production reduced considerably.

Other Revenues

Increase of 41.2% reaching R$ 369.3 million, mainly due to an increase of 122.5% in other revenues that includes Multiplus revenues, expired tickets and others.

Operational expenses

Decrease of 3.3%, to R$ 2,248.3 million in 3Q10 compared to 3Q09, equivalent to an increase of 12.4%, reaching R$ 2,613.2 million on adjusted operational expenses (excluding the effects of R$ 365 million of the additional tariff’s reversion in this line). The increase is mainly due to fuel, selling and marketing and personnel expenses. Adjusted CASK decreased by 1.9% to R$ 14.2 cents and adjusted CASK excluding fuel expenses decreased by 6.6% to R$ 9.4 cents.

Fuel

Increase of 24.8% to R$ 875.1 million, mainly by the increase on the average cost per litter by 7.4%, reflecting the 11.6% increase in the average price of WTI (West Texas Intermediate) for the quarter comparing with the same period last year. The volume of fuel consumed grew by 16.2% due to an increase of 13.4% in the number of flown hours and 5.5 percentage points in the load factors, which raises carried weight. The increase was partially offset by an increase of 4.7% in the stage length and by the appreciation of the real by 6.2% in the same period. Per ASK increased by 8.9%.

Sales and marketing

Increase of 17.0% to R$ 231.6 million, representing 7.0% of the net revenues, a decreased from 8.3% in 3Q09, due to cost optimization, mainly related to marketing expenses, since these expenses increased proportionally less than our revenues. Per ASK increased by 2.1%.

Aircraft, engine and equipment leasing

Reduction of 8.9% to R$ 117.7 million, mainly due to the appreciation of the real by 6.2% in the average of the quarter comparing with the same period 2009, while the number of aircraft classified as operational leases remained stable, excluding the ATR-42. Per ASK decreased by 20.5%.

Personnel

Increase of 18.9% to R$ 577.1 million, due to the adjustment of wages with the inflation by 6% in the end of 2009, and because of the 11.9% increase in headcount in the period. This increase was reflect of the company’s operational growth, and may be identified in flight crew and airport employees. The increase was complemented by the incorporation of Pantanal’s employees. Per ASK decreased by 3.7%.

Maintenance and repair (except personnel)

Reduction of 4.8% to R$ 132.8 million, mainly due to the appreciation of the real by 6.2% on the average of the quarter comparing with the same period 2009, and the increase of 4.7% in the stage length, partially offset by an increase in our net fleet by 10 aircraft (excluding ATR-42) and increase of total flown hours by 13.4%. Per ASK reduced by 16.9%.

Third party services

Increase of 10.2% to R$ 193.6 million, mainly due to the normal growth of our operation and in line with the previous quarter, reflecting economies of scale, results of our internal efforts to reduce costs. Per ASK decreased by 3.8%.

Landing, take-off and navigation charges

Increase of 5.3% to R$ 150.4 million, due to 9.6% increase in the number of landings and 14.8% increase in kilometers flown in the quarter, partially offset by the appreciation of the real by 6.2% on the average of the quarter comparing with the same period of 2009 impacting international flights tariffs. Per ASK decreased by 8.1%.

Depreciation and amortization

Increase of 2.5% to R$ 167.0 million, mainly due to the increase of 10 new aircraft classified as capital leases. It was partially offset by the appreciation of the real by 6.2% on the average of the quarter comparing with the same period of 2009 and by the revaluation of aircraft in the end of 2009, impacting the value of the assets. Per ASK decreased by 10.5%.

Aircraft insurance

Decrease of 17.7% to R$ 13.1 million, mainly due to the appreciation of the real by 6.2% on the average of the quarter comparing with the same period of 2009. This reduction was partially offset by an increase of 10 aircraft in our fleet (excluding ATR-42), the growth of 19.3% in the number of passengers and by an increase of 9.6% in the number of landings.  The amount remained roughly even with the sequentially previous quarter. Per ASK decreased by 28.1%.

Reversal of additional tariff

We highlighted in our income statement the additional tariff reversal that occurred in the 3Q10. With that we recorded a “revenue” of R$ 364.9 million, positively impacting our total cost and our CASK.

Other

Other Decrease of 11.4% to R$ 154.8 million, mainly due to our continuous efforts on administrative cost reduction. Per ASK decreased by 22.6%.

Movements in fair value of fuel derivatives

Revenue of R$ 12.7 million in 3Q10 against R$ 2.9 million in 3Q09. The details are available below in the section: Financial result and fuel derivatives.

Aircraft revaluation

In the 3Q10 we did not revaluate our aircrafts due to the no material impact of the FX rate in that line. In 3Q09 we recorded a loss of R$ 155.4 million.

Net Financial Result

Financial income of R$ 444.8 million (positively impacted by the additional tariff’s reversion by R$ 181 million) in 3Q10 against an income of R$ 399.3 million in 3Q09. The details are available below in the section: Financial result and fuel derivatives.

Net income

Net income of R$ 740.0 million due to the above explained, witch represented a margin of 25.2% in the 3Q10, versus a margin of 9.6% in the 3Q09.

EBIT

Our EBIT margin reached 23.5% to R$ 690.5 million in the 3Q10, representing an increase of 21.2 percentage points compared to 3Q09. Excluding the total effect of R$ 405 million of the additional tariff’s reversion in the EBIT, the margin was 9.9%, to R$ 285.7 million, as a consequence of the increase of 21.7% on adjusted net revenue and 12.4% on adjusted operational expenses.

EBITDAR

The EBITDAR margin reached 33.2% to R$ 975.2 million in 3Q10, representing a margin increase of 18.6 percentage points compared to 3Q09. Excluding the total effect of R$ 405 million of the additional tariff’s reversion in the EBITDAR, the margin was 19.4%, to R$ 570.4 million, mainly due to all the factors described above about revenues and expenses.

Finance result and fuel derivatives

(In millions of Reais)	3Q10	3Q09	3Q10 vs 3Q09	2Q10	3Q10 vs 2Q10	Jan-Sep 2010	Jan-Sep 2009	Variation

Finance income
Interest income from financial investments	37.0	17.5	111.2%	32.1	15.2%	99.1	57.5	72.4%
Exchange gains	432.8	645.2	-32.9%	317.6	36.3%	1,230.6	2,082.9	-40.9%
Financial instrument gains – WTI
Unrealized	51.5	92.9	-44.6%	50.4	2.2%	161.7	792.2	-79.6%
Other	182.4	7.8	2,226.3%	3.4	5,310.3%	191.9	22.0	772.3%
Total	703.7	763.4	-7.8%	403.5	74.4%	1,683.3	2,954.6	-43.0%

Finance expenses
Exchange losses	(87.9)	(152.9)	-42.5%	(392.1)	-77.6%	(1,044.3)	(462.2)	125.9%
Interest expense	(108.7)	(102.7)	5.9%	(103.1)	5.5%	(337.1)	(319.7)	5.4%
Financial instrument losses – WTI
Realized	(38.8)	(90.2)	-57.0%	(54.5)	-28.8%	(142.6)	(540.5)	-73.6%
Unrealized	-	-	-	(53.1)	-	(53.1)	-	-
Other	(10.8)	(15.8)	-31.7%	(12.0)	-10.2%	(33.4)	(32.6)	2.5%
Total	(246.3)	(361.5)	-31.9%	(614.8)	-59.9%	(1,610.5)	(1,355.0)	18.9%

Net finance result	457.4	401.9	13.8%	(211.3)	-316.4%	72.8	1,599.6	-95.4%

Interest income from financial investments

We ended the 3Q10 approximately with R$ 2.2 billion in cash, cash equivalents and investments. The interest income from this investments represented R$ 37.0 million in 3Q10 compared to revenues of R$ 17.5 in 2Q09. This increase is mainly due to an increase of approximately R$ 860 million in cash comparing the 3Q10 to 3Q09.

Exchange gains and losses

The exchange rate from R$ 1.80 in the end of 2Q10 to R$ 1.69 in the end of 3Q10, mainly over the capital leases totalized a net revenue of R$ 345.0 million compared to a net revenue of R$ 492.3 in 3Q09.

 Interest expenses

Our total interest expenses recorded R$ 108.7 million, related to capital leases and to interests paid from our debentures, bonds and other loans issues.

 Financial instrument gains and losses – WTI

We ended the 3Q10 with an unrealized gain on hedge financial instruments of R$ 51.5 million due to mark to market of our fuel hedge positions, where the WTI increased from US$ 75.6 per barrel in the end of 2Q10 to US$ 80.0 per barrel in the end of the 3Q10. The realized loss on financial instruments of 3Q10 amounted R$ 38.8 million due to the variation in the price of WTI compared to average strike prices.

Cash Flow

(In millions of Reais)
	3Q10	3Q09	3Q10 vs 3Q09	2Q10	3Q10 vs 2Q10	Jan-Sep 2010	Jan-Sep 2009	Variation

Increase (decrease) in net cash from activities:

Operating	434,1	(461,3)	-194,1%	342,0	26,9%	409,8	(47,3)	-
Investing	(154,4)	(86,8)	77,9%	(176,8)	-12,7%	(320,2)	(288,5)	11,0%
Financing	(262,0)	501,9	-	(451,4)	-41,9%	(214,4)	110,9	-

Net cash increase (decrease) in cash and cash equivalents	17,7	(46,1)	-	(286,2)	-	(124,8)	(224,8)	-44,5%

Cash Flow from operational activities

The cash generated in our operational activities was R$ 434.1 million in 3Q10, comparing to R$ 461.3 million used in 3Q09, mainly due to the reduction on accounts receivable of R$ 224.2 million and the increase in suppliers of R$ 567.3 million.

Cash Flow from investment activities

The cash used on investment activities was R$ 154.4 million in 3Q10, while in 3Q09 amounted R$ 86.8 million, mainly due to the cash paid for business combination net of cash received of R$ 98.0 million and pre delivery payments e pré-of R$ 12,9 million in the quarter.

Cash Flow from financing activities

The cash used in financing activities amounted R$ 262.0 million in the 3Q10, while in the 3Q09 was a cash generation of R$ 501.9 million, mainly due to debentures and loan payments in the period.

Segmented information

In the tables below we expose discriminately the Assets and Income Statement of the Airline Operations, Multiplus Fidelidade and the holding TAM SA, as well as its eliminations and the consolidated result of the second quarter of 2010.

Assets and Income Statement

(In millions of Reais)	Airline Operation	Multiplus	TAM S.A.	Total reported	Eliminations	Consolidated

Total assets	13,955.9	1,257.0	2,774.8	17,987.7	(4,633.2)	13,354.5

Revenue	2,964.7	130.0	-	3,094.6	(155.8)	2,938.8
Operating expenses	(2,317.0)	(82.5)	(4.6)	(2,404.2)	155.8	(2,248.3)
Equity	-	-	748.5	748.5	(748.5)	0.0
Operating profit before changes in fair value of fuel derivatives and aircraft revaluation	647.6	47.4	743.9	1,439.0	(748.5)	690.5
Changes in fair value of fuel derivatives	-	-	-	-	12.7	12.7
Operating profit/(losss)	647.6	47.4	743.9	1,439.0	(735.7)	703.2
Financial income	462.3	12.2	8.5	483.0	169.2	652.2
Financial expenses	(13.3)	(0.0)	(12.0)	(25.4)	(182.0)	(207.4)
Profit/(loss) before income tax and social contribution	1,096.5	59.6	740.3	1,896.5	(748.5)	1,148.0
Income tax and social contribution	(380.6)	(15.1)	(0.3)	(396.0)	-	(396.0)
Non-controlling interest	-	-	-	-	(12.0)	(12.0)
Net Income	715.9	44.5	740.0	1,500.5	(748.5)	740.0

 Indebtedness

In the table below we may observe that our total debt is composed by capital leases and loans, besides two debentures and two bonds issuances, totalizing, in the end of the third quarter 2010, the amount of R$ 7,285.3 million, of which 87% was denominated in foreign currency.

The amounts disclosed in the table are the contractual undiscounted cash flows and include interest.

Breakdown and maturity of financial debt

(in thousands of Reais)				As of September 30, 2010
	Lease Payable	Loans	Debentures	Bonds	Total	% Total	Leases not included in the Balance Sheet	Total Debt Adjusted
Short Term
Jul/2010 to Jun/2011	684,683	515,861	239,184	107,828	1,547,556	17%	353,301	1,900,856

Long Term
2011 (Jul to Dec)	165,545	6,589	-556	18,173	189,751	2%	86,882	276,632
2012	639,813	6,818	318,889	83,500	1,049,022	12%	296,846	1,345,867
2013	620,565	1,535	108,887	83,500	814,487	9%	201,849	1,016,336
2014	607,450	1,118	110,000	83,500	802,068	9%	124,715	926,783
2015	524,793	1,118	110,000	83,500	719,412	8%	79,348	798,760
2016 and thereafter	2,244,620	7,184	220,000	1,259,771	3,731,575	42%	71,037	3,802,612
Total	5,487,469	540,224	1,106,404	1,719,774	8,853,871	100%	1,213,977	10,067,848
Discount effect	-692,976	-19,838	-158,684	-697,035	-1,568,533	-18%	0	-1,568,533
Accounting value	4,794,493	520,386	947,720	1,022,739	7,285,338	82%	1,213,977	8,499,315
In Foreign Currency	99%	99%	0%	100%	87%		100%	88%
In Local Currency	1%	1%	100%	0%	13%		0%	12%

Considering also the debt related to operating leases which is not in our balance sheet, our debt reaches R$ 8,499 million, of which 88% is foreign currency denominated.

HEDGE

Current Position

	Volume¹	Strike²	Coverage³
4Q10	785	90	20%
1H11	1,945	87	25%
2H11	2,040	86	26%
1H12	1,810	91	23%
2H12	900	97	12%
1Q13	150	97	4%
Oct10 Sep11	3,750	87	24%
Oct11 Mar13	3,880	91	17%
1 Volume in thousands of barrels
2 Average Strike (USD/barrel)
3 Projected consumption coverage

Our hedge policy states a minimum coverage of 20% of the estimated consumption of 12 months and a minimum of 10% between the thirteenth and the twenty forth months on a rolling basis. In this table we show our current fuel hedge position, with the volume of coverage, the average strike price and the percentage of projected consumption coverage.

For the next 12 months we have coverage for 24% of our consumption with an average strike price of US$ 87 per barrel. Between October, 2011 and March, 2013, our percentage of coverage is 17% of projected consumption with an average strike of US$ 91 per barrel.

Cash flow’s Impact

Based on the table above, we present a sensibility analysis for future cash outflow with our hedge positions until the first quarter 2013, assuming different scenarios with average WTI prices in 70, 90 and 110 dollars per barrel. We can see that we no longer have any concentration of cash outflow over the upcoming quarters, even with oil prices around US$ 70 per barrel, as higher volumes were concentrated in 2009. At levels around US$ 90 per barrel, our cash flow is almost stabilized and with a barrel above that value we have cash inflows.

Network and fleet plan

Domestic network

The third quarter of 2010 recorded a high domestic demand, marked by increased leisure passengers. To adjust our capacity to market demand, we received five aircraft and increased the aircraft utilization by 1% versus the second quarter. Our load factor in the quarter was 70.3%, an increase of 3.7 percentage points over the same period last year. As a sign of an appropriate capacity increase, our load factor increased by 9.1 percentage points compared to 2Q10.

We continue to launch new routes, improving and expanding our domestic network. We increased frequencies from Brasilia to Maceio and Porto Velho, São Paulo to Porto Alegre and Fortaleza, Rio de Janeiro to Ilhéus, from Belém to São Luis and Manaus to Boa Vista. We have also launched daily flights from Rio de Janeiro to Petrolina, from Belo Horizonte to Marabá and links between Victória, Salvador and Fortaleza.

The aircraft received during the third quarter are operating daily flights between São Paulo and three cities in the Northeast, nonstop - Salvador, Recife and Fortaleza.

International Network

The international market remained quite strong in terms of demand, registering load factors 8.7 percentage points higher than the same period last year. As a result of strong demand, we had almost immediate maturation of the new flights launched on August 10, connecting Rio de Janeiro to Frankfurt and London.

For the increasing demand in the United States, we will start direct flights to Miami departing from Brasilia and Belo Horizonte as of December, tickets are already available for sale. Also in December, we will strengthen our position in South America with the new flight to Colombia, linking São Paulo to Bogota.

Current fleet

In the third quarter we received five new Airbus aircraft: two A321, one A320 and two A319, closing the quarter with 148 aircraft.

		3rd Quarter
Models	Capacity	Total		Leasing Types
				Financial		Operating
		2010	2009	2010	2009	2010	2009
A330	212 / 213 seats	18	16	16	14	2	2
A340	267 seats	2	2	2	2	0	0
B767	205 seats	3	3	3	3	0	0
B777	365 seats	4	4	4	4	0	0
Wide Body		27	25	25	23	2	2
A319	144 seats	26	21	16	11	10	10
A320	156 / 174 seats	83	82	28	27	55	55
A321	220 seats	7	5	7	5	0	0
Narrow Body		116	108	51	43	65	65
ATR-42	45 seats	5	0	0	0	5	0
Total		148	133	76	66	72	67

This classification is in accordance with the accounting rule.

Contractually, we have only four financial leasing, the aircraft B777.

Fleet plan

We kept our fleet plan unchanged from the second quarter as showed on table below:

Models	2010	2011	2012	2013	2014
A330	18	20
A340	2	2
Airbus Wide Body	20	22	20	18	21
B767	3	3	3	3	0
B777	4	4	8	10	10
Total Wide Body	27	29	31	31	31
A319	27	30
A320	85	85
A321	7	9
Total Narrow Body	119	124	128	132	137
ATR-42	5	5	0	0	0

Total	151	158	159	163	168

 2010 Guidance

The demand in the domestic market grew 25% from January to October 2010, and due to a stronger than expected growth, we are revising our estimates from a range of 14% - 18% to 22% - 25%. On the supply side, we are still growing below our estimates, but strengthened the growth in the third quarter and expect a stronger growth until the end of the year, reaching our guidance. The increase will come from a combination of the arrival of new aircraft and the increase in aircraft utilization in a period of stronger demand. We ended the third quarter 2010 with 148 aircraft, until now we have 150 and by the end of the year we will have 151 in our fleet. We are operating with load factors above estimates both in the domestic and international market, in the domestic market we should end the year roughly in line with the guidance, while in the international market the estimate should be overcome. To have the benefits of the strong international demand, we exceeded our guidance of launching new destinations and frequencies. We have already begun flights from Rio de Janeiro to London and Frankfurt and in December we will start flights connecting Belo Horizonte and Brasilia to Miami and São Paulo to Bogota. Our CASK excluding fuel expenses is 9% below the first nine months of 2009. Up to now, the WTI and dollar rates are below our estimates.

1 Two new flights have already started (Rio de Janeiro to London and Frankfurt) and three already approved by ANAC (Bogota and Sao Paulo to Brasilia and Belo Horizonte to Miami)

2 Considers the period from January to September

Tables

Operating data

	3Q10	3Q09	3Q10 vs 3Q09	2Q10	3Q10 vs 2Q10	Jan-Sep 2010	Jan-Sep 2009	Variation
Total
Transported Passengers (thousands)	9,150	7,672	19.3%	7,719	18.5%	25,161	22,086	13.9%
RPK (million)	13,842	11,201	23.6%	11,390	21.5%	37,472	32,189	16.4%
ASK (million)	18,418	16,076	14.6%	16,978	8.5%	52,375	47,973	9.2%
Load factor - %	75.2	69.7	5.5 p.p.	67.1	8.1 p.p.	71.5	67.1	4.4 p.p.
Break-even Load Factor - %	67.7	68.0	-0.3 p.p.	66.2	1.5 p.p.	67.9	66.8	1.1 p.p.
Average tariff	259	257	0.8%	280	-7.5%	268	275	-2.7%
Flight hours	159,555	140,730	13.4%	151,094	5.6%	458,733	419,328	9.4%
Kilometers flown (thousands)	96,797	84,310	14.8%	90,185	7.3%	276,491	252,536	9.5%
Liters of fuel (million)	640,660	551,260	16.2%	589,487	8.7%	1,818,905	1,637,624	11.1%
Aircraft utilization (hours per day)[1]	12.6	12.1	4.4%	12.5	1.0%	12.8	12.2	4.7%
Landings	77,688	70,854	9.6%	73,332	5.9%	224,290	212,213	5.7%
Stage Length	1,246	1,190	4.7%	1,230	1.3%	1,233	1,190	3.6%
Total number of employees	27,044	24,164	11.9%	26,285	2.9%	27,044	24,164	11.9%
- TAM Airlines	25,817	23,398	10.3%	25,162	2.6%	25,817	23,398	10.3%
- TAM Mercorsur	487	447	8.9%	477	2.1%	487	447	8.9%
- TAM Viagens	347	319	8.8%	329	5.5%	347	319	8.8%
- Multiplus Fidelidade	76	0	-	65	16.9%	76	0	-
- Pantanal	317	0	-	252	25.8%	317	0	-
WTI end (NYMEX) (at US$/Barrel)	80.0	70.6	13.3%	75.6	5.7%	80.0	70.6	13.3%
WTI average (NYMEX) (at US$/Barrel)	76.1	68.2	11.6%	78.1	-2.5%	77.7	57.3	35.5%
End of period exchange rate (R$ / US$)	1.6942	1.7781	-4.7%	1.8015	-6.0%	1.6942	1.7781	-4.7%
Average exchange rate (R$ / US$)	1.7493	1.8659	-6.2%	1.7921	-2.4%	1.7813	2.0840	-14.5%
Domestic Market
Transported Passengers (thousands)	7,738	6,517	18.7%	6,509	18.9%	21,289	18,708	13.8%
RPK domestic (million)	7,897	6,323	24.9%	6,335	24.7%	21,452	18,298	17.2%
ASK domestic (million)	11,234	9,491	18.4%	10,357	8.5%	32,013	28,516	12.3%
Domestic Load Factor %	70.3	66.6	3.7 p.p.	61.2	9.1 p.p.	67.0	64.2	2.8 p.p.
Market share - %	42.8	43.7	-0.9 p.p.	42.0	0.8 p.p.	42.4	46.4	-4.0 p.p.
International Market
Transported Passengers (thousands)	1,413	1,155	22.4%	1,210	16.8%	3,872	3,378	14.6%
RPK domestic (million)[2]	5,945	4,878	21.9%	5,055	17.6%	16,020	13,891	15.3%
ASK domestic (million)[2]	7,184	6,585	9.1%	6,621	8.5%	20,362	19,458	4.6%
International Load Factor %[2]	82.7	74.1	8.7 p.p.	76.4	6.4 p.p.	78.7	71.4	7.3 p.p.
Market share - %	83.8	88.3	-4.6 p.p.	86.6	-2.8 p.p.	84.3	86.8	-2.5 p.p.

1 does not consider maintenance and reserve aircraft

2 includes TAM Mercosur data, which are not part of the ANAC release

Condensed Balance Sheet

	September, 30	December, 31		September, 30	December, 31
(In millions of Reais)	2010	2009		2010	2009

Assets			Liabilities

Current assets			Current liabilities
Cash and cash equivalents	950.4	1,075.2	Suppliers	385.9	431.0
Financial assets at fair value through profit and loss	1,273.2	1,011.0	Financial liabilities	1,271.7	1,244.7
Trade accounts receivable	1,650.2	1,122.0	Salaries and social charges	443.5	307.6
Inventories	179.7	195.1	Deferred income	1,894.4	1,698.3
Taxes recoverable	134.9	99.3	Taxes, charges and contributions	298.3	179.7
Prepaid expenses	147.5	148.9	Interest on own capital and dividends payable	0.7	234.0
Derivative financial instruments	1.6	0.0	Derivative financial instruments	88.0	235.7
Other receivables	91.5	143.5	Other current liabilities	136.4	123.7
	4,429.0	3,794.9		4,519.0	4,454.665

Non-current assets			Non-current liabilities
Restricted cash	109.2	79.4	Financial liabilities	6,013.6	5,924.7
Deposits in guarantee	49.6	59.5	Derivative financial instruments	48.7	6.3
Deferred income tax and social contribution	335.1	621.3	Deferred income	74.9	100.2
Prepaid aircraft maintenance	397.9	408.6	Provisions for contingencies	192.6	666.6
Other receivables	23.2	28.5	Refinanced taxes payable under Fiscal Recovery Program	404.3	319.7
Derivative financial instruments	3.6	0.0	Other non-current liabilities	233.2	173.9
Property, plant and equipment	7,415.0	6,910.5		6,967.3	7,191.4
Intangible assets	588.3	241.7
	8,921.9	8,349.6	Total liabilities	11,486.3	11,646.1

			Stockholders’ equity
			Capital and reserves attributable to equity holders of TAM S.A
			Share capital	675.5	675.5
			Revaluation reserve	107.3	116.5
			Other reserves	781.8	131.6
			Retained earnings (accumulated deficit)	105.9	(428.6)
				1,670.5	495.0
			Non-controlling interest	194.2	3.4

			Total equity	1,864.6	498.4

Total Asset	13,350.9	12,144.5	Total liabilities and equity	13,350.9	12,144.5

Cash Flow

	Three months period ended		Nine months period ended
(In millions of Reais)	September, 30	September, 30	September, 30	September, 30
	2010	2009	2010	2009

Cash flows from operating activities
Cash generated from (used in) operations (Note 14)	545,9	545,9	668,9	301,9
Tax paid	(25,3)	(25,3)	(26,7)	(87,0)
Interest paid	(86,5)	(86,5)	(232,4)	(262,2)
Net cash generated from (used in) operating activities	434,1	434,1	409,8	(47,3)

Cash flows from investing activities
Investments in restricted cash	5,7	5,7	(29,8)	(115,7)
Cash flows from business combination net cash received	0,5	0,5	(9,0)	-
Proceeds from sale property, plant and equipment (PPE)/ intangible	4,5	4,5	23,3	32,1
Purchases of property, plant and equipment (PPE)	(28,3)	(28,3)	(99,6)	(136,5)
Purchases of intangible assets	(38,6)	(38,6)	(96,0)	(69,9)
Purchases of assets of TAM Milor including TAM Brands	(98,4)	(98,4)	(98,4)	-
Deposits in guarantee	3,9	3,9	9,2	10,4
Reimbursement	13,2	13,2	18,4	37,8
Deposits made	(9,2)	(9,2)	(9,2)	(27,4)
Pre-delivery payments	(3,8)	(3,8)	(19,8)	(8,8)
Reimbursement	26,2	26,2	112,5	67,5
Payments	(29,9)	(29,9)	(132,3)	(76,3)
Net cash from (used in) investing activities	(154,4)	(154,4)	(320,2)	(288,5)

Cash flows from financing activities
Proceeds from sale of treasury shares upon exercise of stock options	(0,5)	(0,5)	2,4	-
Net cash received in IPO of subsidiary Multiplus	(0,0)	(0,0)	657,0	-
Cash proceeds form issuance of shares in connection with acquisition of assets of TAM Milor	73,0	73,0	73,0	-
Dividends paid - TAM S.A	(0,0)	(9,1)	(233,3)	-
Dividends paid and interest on capital own to non-controlling shareholders of Multiplus and Mercosur	(9,1)	-	(9,1)	-
Short and long-term borrowings	(144,1)	(144,1)	(144,1)	(82,5)
Issuance	-	-	-	63,6
Repayment	(144,1)	(144,1)	(144,1)	(146,1)
Debentures	(49,5)	(49,5)	(166,7)	594,6
Issuance	-	-	-	594,6
Repayment	(49,5)	(49,5)	(166,7)	-
Repayment of finance leases	(131,9)	(131,9)	(393,7)	(401,2)
Net cash increase (used in) from financing activities	(262,0)	(262,0)	(214,4)	110,9

Net increase (decrease) in cash and cash equivalents	17,7	(46,1)	(124,8)	(224,8)

Cash and cash equivalents at beginning of period	932,7	493,1	1.075,2	671,8

 Glossary

Paid Passengers transported - Total number of passengers who actually paid and flew on all our flights

RPK - Revenue passenger kilometre, or transported passenger-kilometre, corresponding to the product of multiplying the number of paying passengers transported by the number of kilometres flown by such passengers

ASK - Represents our capacity, multiplying the aircraft seating by the number of kilometre flown by the seats

Average tariff - Represents the results of the total passenger revenue divided by total paid passengers transported

Yield - Average amount paid per passenger to fly one kilometer

RASK - Revenue per ASK, or quotient of dividing total operating revenue by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

CASK - Operational Expense per ASK, or quotient of dividing total operational expense by the number of seats available per kilometre; the result is presented in centavos or reais per seat-kilometre

Load factor - Percentage of aircraft occupied on flights, calculated by the quotient between RPK and ASK

Break-even Load factor (BELF) - is the load factor that equalize passenger revenues and operating expenses

Market Share - Company’s share in the total market demand (measured in RPK)

Capacity Share - Company’s share in the total market offer (measured in ASK)

Flight Hour - Represents the flight time of aircraft calculated from the time of departure to engine shutdown

Number of flight legs - The number of operational cycles realized by our aircraft which comprises take-off, flight and landing.

Investor Relations Contacts

Marco Antonio Bologna (CEO TAM SA)

Líbano Miranda Barroso (CEO TAM Linhas Aéreas SA and Investor Relations Director TAM SA)

Jorge Bonduki Helito (Investor Relations Manager)

Marcus Vinicius Rojo Rodrigues (Investor Relations)

Suzana Michelin Ramos (Investor Relations)

Tel.: +55 11 5582 9715

Fax: +55 11 5582 8149

invest@tam.com.br

www.tam.com.br/ir

About us: (www.tam.com.br)

We are a member of the Star Alliance, leaders in the Brazilian domestic market since 2003 and held a 42.4% domestic market share and 84.5% international market share in Setember 2010. We operate regular flights to 45 destinations throughout Brazil and we serve 89 different cities in the domestic market through regional alliances. Operations abroad include our flights to 17 destinations in the United States, Europe and South America: New York , Miami and Orlando (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), La Paz, Cochabamba and Santa Cruz de la Sierra (Bolivia), Santiago (Chile), Asuncion and Ciudad del Este (Paraguay), Montevideo (Uruguay), Caracas (Venezuela) and Lima (Peru). We have code-share agreements that make possible the sharing of seats on flights with international airlines, enabling passengers to travel to 79 other destinations in the U.S., Europe and South America. The Star Alliance network, in turn, offers flights to 1,160 airports in 181 countries. We were the first Brazilian airline company to launch a loyalty program. Currently, the program has over 7.6 million subscribers and has awarded more than 10.8 million tickets.

Forward-looking statement:

This notice may contain estimates for future events. These estimates merely reflect the expectations of the company's management and involve risks and uncertainties. The Company is not responsible for investment, operations or decisions taken based on information contained herein. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 16, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.